                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


           Zindart Limited (formerly Zindart Industrial Company, Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   989597-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Law Offices of Ben Greenspan
                         160 Sansome Street, 18th Floor
                             San Francisco, CA 94104
                                 (415) 276-8888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 17, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[    ].

        Check the following box if a fee is being paid with the statement
[    ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)
                              (Page 1 of 16 Pages)


 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 2 of 16 Pages
 -----------------------------------------------------------------------------------       ----------------------------

 ----------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               ChinaVest IV, L.P.   98-0136337
 ----------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a) [X]  (b)  [ ]
 ----------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                               OO
 ----------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
 ----------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware
 ----------------------------------------------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER
      SHARES                      2,485,911
  BENEFICIALLY
    OWNED BY
    REPORTING
  PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
                                 2,890,594*
                   ----------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                 2,485,911
                   ----------------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                 2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
 ----------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        35.5%
 ----------------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                        PN
 ----------------------------------------------------------------------------------------------------------------------

               * See Item 2, below.





                                       2.


 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 3 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 ChinaVest IV-A, L.P.    98-0132132
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) [X]   (b)[_]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                              OO
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
 ----------------------------------------------------------------------------------------------------------------------
       NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY
      REPORTING                        286,169
     PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                        8         SHARED VOTING POWER
                                   2,890,594*
                   ----------------------------------------------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                   286,169
                   ----------------------------------------------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                   2,890,594*
  ----------------------------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,890,594*
  ----------------------------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                            [ ]
  ----------------------------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       35.5%
  ----------------------------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON
                       PN
  ----------------------------------------------------------------------------------------------------------------------

               * See Item 2, below.



                                       3.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 4 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   ChinaVest IV-B, L.P.
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                     (a) [X]   (b)[_]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                              OO
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                               [ ]
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                              Bermuda
 ----------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
      REPORTING                       118,549
    PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                        8         SHARED VOTING POWER
                                      2,890,594*
                   ----------------------------------------------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                       118,514
                   ----------------------------------------------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                     2,890,594*
                   ----------------------------------------------------------------------------------------------------
                       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     2,890,594*
                    ----------------------------------------------------------------------------------------------------
                       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                  [ ]
                    ----------------------------------------------------------------------------------------------------
                       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                          35.5%
                   ----------------------------------------------------------------------------------------------------
                       14         TYPE OF REPORTING PERSON
                                          PN
                   ----------------------------------------------------------------------------------------------------

* See Item 2, below.



                                       4.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 5 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   ChinaVest Partners IV
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [X]   (b)[ ]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                          OO
----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
----------------------------------------------------------------------------------------------------------------------
       NUMBER OF
        SHARES
     BENEFICIALLY
      OWNED BY           7         SOLE VOTING POWER
      REPORTING
     PERSON WITH                     2,772,080
                   ----------------------------------------------------------------------------------------------------
                         8         SHARED VOTING POWER
                                     2,890,594*
                   ----------------------------------------------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER
                                     2,772,080
                   ----------------------------------------------------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER
                                     2,890,594*
----------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,890,594*
----------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                     [ ]
----------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       35.5%
----------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                     PN
----------------------------------------------------------------------------------------------------------------------

* See Item 2, below.



                                       5.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 6 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   ChinaVest Management Ltd.
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a) [X]  (b) [ ]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                       OO
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                          [ ]
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Bermuda
 ----------------------------------------------------------------------------------------------------------------------
       NUMBER OF            7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING                         118,514
     PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                            8         SHARED VOTING POWER
                                         2,890,594*
                   ----------------------------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER
                                         118,514
                   ----------------------------------------------------------------------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                        2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                  [ ]
 ----------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      35.5%
 ----------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                       CO
 ----------------------------------------------------------------------------------------------------------------------

 * See Item 2, below.



                                       6.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 7 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Robert A. Theleen ###-##-####
----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                     (a) [X]  (b) [ ]
----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                              PF
----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                             [_]
----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------------------------------------------------
     NUMBER OF          7         SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING                         4,000
   PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                        8         SHARED VOTING POWER
                                    2,890,594*
                   ----------------------------------------------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                    4,000
                   ----------------------------------------------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                    2,890,594*
-----------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,894,594*
-----------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   35.5%
-----------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                     IN
-----------------------------------------------------------------------------------------------------------------------

*See Item 2, below.

                                       7.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 8 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Edward B. Collins ###-##-####
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [X]  (b) [ ]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                          PF
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                            [ ]
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
 ----------------------------------------------------------------------------------------------------------------------
     NUMBER OF           7         SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
     REPORTING                          3,000
   PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                         8         SHARED VOTING POWER
                                      2,890,594*
                   ----------------------------------------------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER
                                          3,000
                   ----------------------------------------------------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER
                                      2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,893,594*
 ----------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
 ----------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     35.5%
 ----------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                     IN
 ----------------------------------------------------------------------------------------------------------------------

*See Item 2, below.



                                       8.


 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 9 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Patrick L. Keen ###-##-####
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) [X] (b) [ ]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY
 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                          PF
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                               |_|
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
 ----------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
    REPORTING                        2,000
   PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                     8         SHARED VOTING POWER
                                   2,890,594*
                   ----------------------------------------------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER
                                    2,000
                   ----------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                  2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,892,594*
 ----------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                                 [ ]
 ----------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         35.5%
 ----------------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                        IN
 ----------------------------------------------------------------------------------------------------------------------

 *See Item 2, below.



                                       9.

 -----------------------------------------------------------------------------------       ----------------------------
 CUSIP NO.         989597-10-9                                                        13D     Page 10 of 16 Pages
 ----------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Dennis M. Smith ###-##-####
 ----------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a) [X]  (b) [ ]
 ----------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

 ----------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS (See Instructions)
                              PF
 ----------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                                                     [ ]
 ----------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
 ----------------------------------------------------------------------------------------------------------------------
       NUMBER OF         7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY
      REPORTING                        1,000
     PERSON WITH
                   ----------------------------------------------------------------------------------------------------
                         8         SHARED VOTING POWER
                                      2,890,594*
                   ----------------------------------------------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER
                                        1,000
                   ----------------------------------------------------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER
                                      2,890,594*
 ----------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,891,594*
----------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        35.5%
----------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                         IN
----------------------------------------------------------------------------------------------------------------------

*See Item 2, below.


                                      10.

Item 1: Security and Issuer.

        Class of Securities: American Depositary Shares, which represent Ordinary Shares par value $0.0646 per share (the "Ordinary Shares"), of Issuer.

        Issuer:             Zindart Limited ("Issuer")

        Principal Address:  Flat C & D, 25F, Block 1
                            Tai Ping Industrial Centre,
                            57, Ting Kok Road
                            Tai Po, N.T., Hong Kong

        Telephone:          011-852-2666-1742

Item 2: Identity and Background.

        (a)     Reporting Persons:

                i.     ChinaVest IV, L.P. ("Fund IV");
                ii.    ChinaVest IV-A ("Fund IV-A");
                iii.   ChinaVest IV-B ("Fund IV-B");
                iv.    ChinaVest Partners IV ("Partners");
                v.     ChinaVest Management Ltd. ("Management");
                vi.    Robert A. Theleen ("Theleen");
                vii.   Edward B. Collins ("Collins");
                viii.  Patrick L. Keen ("Keen"); and
                ix.    Dennis M. Smith ("Smith")

                Other persons for whom information must be filed:

                x.     Alexander M.K. Ngan ("Ngan"); and
                xi.    Jenny Hsui Theleen ("Hsui")

                Each of Partners, Management, Theleen, Ngan, Collins, Keen, Hsui and Smith disclaim beneficial ownership of the Ordinary Shares, except, or applicable, to the extent of their pecuniary interest in Funds IV, IV-A and IV-B and to the extent of those Ordinary Shares over which they have sole voting and despositive power.

                Partners is the general partner of Funds IV and IV-A. Theleen, Ngan, Collins, Keen, Hsui and Smith are the general partners of Partners.

                Management is the general partner of Fund IV-B.

                Fund IV, Fund IV-A, Fund IV-B, Partners and Management are collectively referred to herein as the "ChinaVest Funds."

        (b)     Principal Business Address:

                c/o The Law Offices of Benjamin Greenspan
                160 Sansome Street, 18th Floor


                                      11.

                San Francisco, CA  94104



        (c)     Principal Occupation/Principal Business:

                Fund IV:       Investments
                Fund IV-A:     Investments
                Fund IV-B:     Investments
                Partners:      Investments
                Management:    Investments
                Theleen:       Investments
                Ngan:          Investments
                Collins:       Investments
                Keen:          Investments
                Keen:          Investments
                Smith:         Investments

        (d)     None.

        (e)     None.

        (f)     Theleen:       United States
                Collins:       United States
                Keen:          United States
                Smith:         United States

Item 3: Source and Amount of Funds or Other Consideration.

        The Ordinary Shares of Issuer reported as beneficially owned prior to February 13, 1998 by the Reporting Persons in Item 5 were purchased with fund proceeds of Funds IV, IV-A and IV-B prior to Issuer's initial public offering, which took place in March of 1997. Prior to February 13, 1998, the Reporting Persons beneficially owned a total of 3,800,000 Ordinary Shares of Issuer.

        During the 60-day period ending February 13, 1998, the Reporting Persons acquired, as beneficial owners, 279,487 Ordinary Shares of Issuer in the transaction as described below:


                                      12.

Date of Purchase      Number of Shares(1)      Total Cost(2)
----------------      -------------------      -------------
February 13, 1998          279,487              $3,912,818

        As of March 16, 1998, the Reporting Persons are deemed to beneficially own an aggregate of 2,890,594 ordinary shares as a result of a sale by ZIC Holdings Limited, in whom the Reporting Persons hold shares, of 1,888,889 Ordinary Shares as part of a public offering by Issuer of a total of 3,000,000 Ordinary Shares which closed March 16, 1998.

        As of September 17, 1998, the individuals listed below purchased the number of Ordinary Shares set forth opposite their name for $8.375 per share.

Purchaser        Number of Shares    Total Cost
---------        ----------------    ----------
Theleen              4,000            $33,500
Collins              3,000            $25,125
Keen                 2,000            $16,750
Smith                1,000            $ 8,375

Item 4: Purpose of Transaction.

        Reporting Persons acquired the securities of Issuer for purposes of investment.

        Each of Funds IV, IV-A and IV-B propose to sell 1,471,593, 169,404 and 70,157 Ordinary Shares, respectively, pursuant to a Registration Statement dated February 17, 1998 and filed with the Securities and Exchange Commission.


--------
(1)     Excludes the Earn-Out-Shares (as defined below).

(2) The dollar amount given for "Total Cost" represents the aggregate value of Issuer's Ordinary Shares acquired by the Reporting Persons in the acquisition described below (based on the price per Ordinary Share of $14, which was the last sale price on February 12, 1998, as reported on Nasdaq National Market under the symbol ZNDTY).
        On February 13, 1998, Issuer entered into the Exchange Agreement with Hua Yang Holdings Co., Ltd. ("Parent"), Hua Yang Printing Holdings Co., Limited ("Subsidiary"), HYP Holdings Limited ("HYP"), Karl Chan (BVI) Holdings Limited ("Chan Holdings"), Karl Chan ("Chan") (HYP, Chan Holdings and Chan are sometimes hereinafter collectively referred to as the "Hua Yang Shareholders"), certain investment funds operated by, among other entities, Funds IV, IV-A and IV-B that are shareholders of HYP (the "Principal HYP Shareholders") and ChinaVest Management Limited, as the Agent on behalf of the Hua Yang Shareholders and the Principal HYP Shareholders. Pursuant to the Exchange Agreement, the Hua Yang Shareholders exchanged all of Parent's outstanding ordinary shares and preferred shares for $35.0 million in cash and up to 1,000,000 Ordinary Shares (collectively, the "Acquisition Consideration"). Of the 1,000,000 Ordinary Shares, 666,667 were issued at the closing of the Hua Yang Acquisition and placed in escrow for a period of six months to secure the indemnification and obligations of, among other entities, Hua Yang, the Hua Yang Shareholders and ChinaVest under the Exchange Agreement. The remaining 333,333 Ordinary Shares (the "Earn-Out-Shares") will remain unissued until completion of an independent audit of Hua Yang's financial results for the two-year period ending March 31, 1999 and will be issued only in the event that the operating results of Hua Yang meet specified thresholds. Of the 666,667 Ordinary Shares issued, Funds IV, IV-A and IV-B received 279,487 Ordinary Shares.

                                      13.

        Subject to applicable legal requirements, Reporting Persons may purchase additional Ordinary Shares from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Ordinary Shares, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Ordinary Shares, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their Ordinary Shares at any time.

        Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

Item 5: Interest in Securities of the Issuer.

===================================================================================================
               NUMBER OF      PERCENTAGE      ORDINARY     ORDINARY       ORDINARY       ORDINARY
               ORDINARY       OF ORDINARY      SHARES       SHARES         SHARES          SHARES
               SHARES           SHARES       SUBJECT TO    SUBJECT TO    SUBJECT TO     SUBJECT TO
             BENEFICIALLY    BENEFICIALLY      SOLE         SHARED          SOLE           SHARED
                OWNED           OWNED         VOTING        VOTING       DISPOSITIVE    DISPOSITIVE
                                              POWER         POWER           POWER          POWER
---------------------------------------------------------------------------------------------------
Fund IV:      2,890,594         35.5%        2,485,911     2,890,594      2,485,911     2,890,594
---------------------------------------------------------------------------------------------------
Fund IV-A:    2,890,594         35.5%          286,169     2,890,594        286,169     2,890,594
---------------------------------------------------------------------------------------------------
Fund IV-B:    2,890,594         35.5%          118,514     2,890,594        118,514     2,890,594
---------------------------------------------------------------------------------------------------
Partners:     2,890,594         35.5%        2,772,080     2,890,594      2,772,080     2,890,594
---------------------------------------------------------------------------------------------------
Management:   2,890,594         35.5%          118,514     2,890,594        118,514     2,890,594
---------------------------------------------------------------------------------------------------
Theleen:      2,894,594         35.5%            4,000     2,890,594          4,000     2,890,594
---------------------------------------------------------------------------------------------------
Collins:      2,893,594         35.5%            3,000     2,890,594          3,000     2,890,594
---------------------------------------------------------------------------------------------------
Keen:         2,892,594         35.5%            2,000     2,890,594          2,000     2,890,594
---------------------------------------------------------------------------------------------------
Smith:        2,891,594         35.5%            1,000     2,890,594          1,000     2,890,594
---------------------------------------------------------------------------------------------------
Ngan:         2,890,594         35.5%                0     2,890,594              0     2,890,594
---------------------------------------------------------------------------------------------------
Hsui:         2,890,594         35.5%                0     2,890,594              0     2,890,594
===================================================================================================

        Because Reporting Persons may be deemed to comprise a "group" for purposes of this report, each of them may be deemed to own beneficially all of the shares owned by the ChinaVest Funds. The following table identifies the actual individual ownership of each Reporting Person.

                       SHARES OWNED         PERCENTAGE OF CLASS
                       ------------         -------------------
Fund IV                 2,485,911                 30.5%
Fund IV-A                 286,169                  3.5%


                                      14.

Fund IV-B                 118,514                  1.5%
Partners                2,772,080(3)              34.0%


                       SHARES OWNED         PERCENTAGE OF CLASS
                       ------------         -------------------
Management                118,514(4)               1.5%
Theleen                     4,000                  .05%
Collins                     3,000                  .04%
Keen                        2,000                  .02%
Smith                       1,000                  .01%

(c)     See Item 3 above.

(d)     Not applicable.

(e)     Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Theleen, Collins, Keen, Smith, Ngan and Hsui are the general partners of Partners, the general partner of Funds IV and IV-A named in response to Item 2 above. Management is the general partner of Fund IV-B named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7: Material to be Filed as Exhibits.

        None.

---------
3       Includes all of the shares held by Funds IV and IV-A.
4       Includes all of the Ordinary Shares held by Fund IV-B.


                                      15.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    __________________, 1998


CHINAVEST IV, L.P.

                                              ROBERT A. THELEEN


By:   /s/ Robert A. Theleen                   /s/ Robert A. Theleen
      ---------------------                   ---------------------
Its:    General Partner



CHINAVEST IV-A, L.P.                           EDWARD B. COLLINS


By:   /s/ Robert A. Theleen                   /s/ Edward B. Collins
      ---------------------                   ---------------------
Its:    General Partner



CHINAVEST IV-B, L.P.                           PATRICK L. KEEN


By:   /s/ Robert A. Theleen                   /s/ Patrick L. Keen
      ---------------------                   ---------------------
Its:    General Partner



CHINAVEST PARTNERS IV                           DENNIS M. SMITH


By:  /s/ Robert A. Theleen                    /s/ Dennis M. Smith
      ---------------------                   ---------------------
Its:   General Partner



CHINAVEST MANAGEMENT LTD.


By:  /s/ Robert A. Theleen
      ---------------------
Its:   General Partner

                                      16.